SECURITI[...]SSION

03013210

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 207

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Puglisi & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Klein (212) 418-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puglisi & Co., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO BEFORE ME THIS 27
DAY OF February 20 03
STATE OF NEW YORK
)S.S.
COUNTY OF New York

Notary Public

Signature

Chief Financial Officer
Title

WILLIAM MARSHALL
Notary Public, State of New York
No. 01MA6083084
Qualified in New York County
Commission Expires Nov. 12, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUGLISI & CO.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Shareholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supplementary Information:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing	11
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	12-13

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Puglisi & Co.

We have audited the accompanying statement of financial condition of Puglisi & Co. as of December 31, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puglisi & Co. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 30, 2003

PUGLISI & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	321 070
Cash-segregated (Note 2)		2 398 667
Due from clearing broker		1 123 827
Securities owned, at market value (Note 3)		3 510 557
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $400,405		1 131 260
Other		228 729
	$	**8 714 110**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and other liabilities	$	559 708
Commissions and payroll taxes payable		162 601
Due to clearing broker		1 159 212
Securities sold, not yet purchased, at market value (Note 3)		1 210 510
TOTAL LIABILITIES		3 092 031
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDER'S EQUITY (Note 4):		
Common stock, $.01 par value; 1,000 shares authorized; 61.5 shares issued and outstanding		1
Additional paid-in capital		2 816 323
Retained earnings		2 805 755
TOTAL SHAREHOLDER'S EQUITY		5 622 079
	$	**8 714 110**

The accompanying notes are an integral part of this statement.

PUGLISI & CO.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Commissions	$ 13 509 200
Trading gains, net	3 687 047
Other	1 020 528
Total revenue	18 216 775
EXPENSES:	
Commissions, salaries and related expenses	9 233 831
Clearing fees	2 786 948
Information services	881 269
Exchange and trading fees	827 493
General and administrative	1 143 007
Occupancy and equipment costs	2 711 546
Travel and entertainment	236 609
Communications	389 414
Total expenses	18 210 117
NET INCOME	**$ 6 658**

The accompanying notes are an integral part of this statement.

PUGLISI & CO.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCES, December 31, 2001	$ 1	$ 1 416 323	$ 2 799 097
Capital contributed	-	1 400 000	-
Net income	-	-	6 658
BALANCES, December 31, 2002	**$ 1**	**$ 2 816 323**	**$ 2 805 755**

The accompanying notes are an integral part of this statement.

PUGLISI & CO.

STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	6 658
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		120 575
Decrease in due from clearing broker		1 595 851
Increase in securities owned, at market value		(3 510 557)
Increase in other assets		(141 835)
Decrease in accounts payable and accrued liabilities		(457 261)
Decrease in commissions and payroll taxes payable		(507 587)
Increase in due to clearing broker		1 159 212
Increase in securities sold, not yet purchased		1 210 510
Decrease in New York city corporate taxes payable		(121 815)
Net cash used in operating activities		(646 249)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net purchase/redemption of shares of money fund		(863 451)
Purchase of fixed assets		(964 419)
Net cash used in investing activities		(1 827 870)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributed		1 400 000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1 074 119)
CASH AND CASH EQUIVALENTS, at beginning of year		1 395 189
CASH AND CASH EQUIVALENTS, at end of year	**$**	**321 070**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**11 612**

The accompanying notes are an integral part of this statement.

PUGLISI & CO.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Puglisi & Co. ("the Company") was incorporated in Delaware on June 25, 1987 and is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking services.

The Company records securities transactions and related revenue and expenses on a trade date basis. Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Due from clearing broker represents cash and highly liquid investments deposited with the Company's clearing broker. Due from and due to clearing broker includes amounts due for security transactions made in connection with the Company's normal trading activities.

Cash-segregated represents cash deposited in a money fund that is collateral for a letter of credit (see Note 2).

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from three to five years. Leasehold improvements are amortized over the life of the related lease.

For purposes of cash flows, the Company considers all demand deposits and highly liquid instruments with a maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service and by the State of New York. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State Franchise Tax, while the Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

The Company leases office space and equipment under various operating leases expiring through 2006. Future minimum lease payments under the noncancellable leases as of December 31, 2002 are approximately as follows:

Year	Amount
2003	$ 3 240 150
2004	3 208 150
2005	3 197 480
2006	2 664 570
Total	$ 12 310 350

Total rental expense for operating leases was approximately $2,135,600 for the year ended December 31, 2002.

The Company utilizes a standby letter of credit with a financial institution to be used as a lease deposit in the amount of $2,250,000. This letter of credit is secured by cash deposited in a money fund.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. Government	$ 2 221 485	$ 1 014 687
Corporate stocks	1 289 072	195,823
	$ 3 510 557	$ 1 210 510

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $1,619,125 and $1,000,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .45 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's customer activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing broker is unable to fulfill its obligations and the Company has to purchase or sell financial instruments at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the federally insured limit. These amounts could be subject to loss should the bank cease business.

In the Company's trading activities, the Company has purchased securities and may incur losses if the market value of the securities decreases subsequent to December 31, 2002. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 2002 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

The Company is involved in various disputes arising in the normal course of business. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

The Company's financial instruments, including cash, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short maturity of those instruments. Securities owned, and securities sold, not yet purchased are valued at market value using quoted market prices.

SUPPLEMENTARY INFORMATION

PUGLISI & CO.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2002

CREDIT:		
Shareholder's equity	$	5 622 079
DEBITS:		
Non-allowable assets:		
Cash-segregated		2 398 667
Furniture, equipment and leasehold improvements, net		1 131 260
Other assets		228 729
Total debits		3 758 656
Net capital before haircuts on securities positions		1 863 423
Haircuts on securities positions		244 298
NET CAPITAL		1 619 125
Minimum requirements of 6-2/3% of aggregate indebtedness of $722,309 $100,000, or $1,000,000 for market making activities, whichever is greatest		1 000 000
Excess net capital	**$**	**619 125**
AGGREGATE INDEBTEDNESS:		
Accounts payable and other liabilities	$	559 708
Commissions and payroll taxes payable		162 601
Total aggregate indebtedness	**$**	**722 309**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.45 to 1**

Note: There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2002.

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Puglisi & Co.

In planning and performing our audit of the financial statements and supplemental schedule of Puglisi & Co. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Puglisi & Co. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Puglisi & Co. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that Puglisi & Co. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 30, 2003